                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (RULE 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Technisource, Inc.
                               ------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    878553106
                                 --------------
                                 (CUSIP Number)


                              James L. Hudson, Esq.
                              IM Acquisition, Inc.
                         2300 Cottondale Lane, Suite 250
                        Little Rock, Arkansas 72202-2054
                                (501) 537-4525
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   COPIES TO:

                           Christopher J. Austin, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7303


                                  June 11, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                                Page 1 of 9 Pages
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                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 878553106                                          Page 2 of 9 Pages
---------------------                                     ---------------------

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   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 IM Acquisition, Inc.   TIN:  04-3536516
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a [ ]
                                                                           b [ ]

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   3.      SEC USE ONLY

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   4.      SOURCE OF FUNDS*
             BK, AF

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   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
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                             7.    SOLE VOTING POWER
        NUMBER OF                        8,866,531
         SHARES         --------------------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                         0
          EACH          --------------------------------------------------------
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON                          8,866,531
          WITH          --------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         8,866,531

--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
           CERTAIN SHARES*

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   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         71.1%

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   14.     TYPE OF REPORTING PERSON*
                         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 9 Pages

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                                  SCHEDULE 13D

                               TECHNISOURCE, INC.


     Item 1. SECURITY AND ISSUER.

     This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of Technisource, Inc., a Florida corporation ("Company"), which has its principal executive offices at Gulf Atlantic Building, Suite 200, 1901
W. Cypress Creek Road, Ft. Lauderdale, Florida, 33309.

     Item 2. IDENTITY AND BACKGROUND.

     This statement is filed by IM Acquisition, Inc., a Delaware corporation, ("Parent"). Parent is a Delaware corporation and is a holding company. Parent, through its principal operating subsidiary, IntelliMark, Inc., provides a variety of services ranging from the deployment of technical consultants to comprehensive information technology managed services. The ultimate corporate parent of Parent is IntelliMark Holdings Inc. ("IntelliMark"), a Delaware corporation. The principal office of Parent, the Purchaser and IntelliMark is located at 2300 Cottondale Lane, Suite 250, Little Rock, Arkansas 72202, telephone number (501) 664-1100.

     None of the following persons, to the best of Parent's knowledge or belief has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     None of the following persons, to the best of Parent's knowledge or belief has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the following persons hold U.S. citizenship, with the exception of Mr. French, who holds Canadian citizenship.

     The name and present principal occupation or employment of each of the directors and executive officers of Parent and IntelliMark are set forth below. The business address of each such director or executive officer is c/o IntelliMark, Inc., 2300 Cottondale Lane, Suite 250, Little Rock, Arkansas 72202.

--------------------------------------------------------------------------------
          Name             Present principal occupation or employment
          ----             ------------------------------------------

--------------------------------------------------------------------------------
Stephen R. Bova     Chairman and Chief Executive Officer, IM Acquisition, Inc.

                    Chairman, Chief Executive Officer and President, IntelliMark Holdings, Inc.
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                                Page 3 of 9 Pages

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--------------------------------------------------------------------------------
Kim G. Davis                Director, IM Acquisition, Inc.
Director
                            Director, IntelliMark Holdings, Inc.

                            Managing Director, Charlesbank Capital Partners,
                            LLC, Boston, MA.
--------------------------------------------------------------------------------
Lawrence E. Derito          Director, IM Acquisition, Inc.

                            Director, IntelliMark Holdings, Inc.

                            Consultant and Private Investing, Jupiter, Florida.
--------------------------------------------------------------------------------
Michael R. Eisenson         Director, IM Acquisition, Inc.

                            Director, IntelliMark Holdings, Inc.

                            Managing Director and CEO, Charlesbank Capital
                            Partners, LLC, Boston, MA.
--------------------------------------------------------------------------------
Bruce G. French             Director, IM Acquisition, Inc.

                            Director, IntelliMark Holdings, Inc.

                            Consultant, Toronto, Ontario.
--------------------------------------------------------------------------------
Brandon C. White            Director, IM Acquisition, Inc.

                            Director, IntelliMark Holdings, Inc.

                            Vice President, Charlesbank Capital Partners, LLC,
                            Boston, MA.
--------------------------------------------------------------------------------
James L. Hudson, Esq.       Secretary, IM Acquisition, Inc.

                            General Counsel and Secretary, IntelliMark Holdings,
                            Inc.
--------------------------------------------------------------------------------
Ronald J. McDaniel          Chief Financial Officer and Treasurer, IM
                            Acquisition, Inc.

                            Chief Financial Officer and Treasurer, IntelliMark Holdings, Inc.
--------------------------------------------------------------------------------
Richard T. Kalbfleish, Sr.  Assistant Secretary, Assistant Treasurer and
                            Controller, IM Acquisition, Inc.

                            Assistant Secretary, Assistant Treasurer and
                            Controller, IntelliMark Holdings, Inc.
--------------------------------------------------------------------------------


                                Page 4 of 9 Pages

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--------------------------------------------------------------------------------
Othon I. Herrera         Executive Vice President, IM Acquisition, Inc.

                         Executive Vice President, IntelliMark Holdings, Inc.
--------------------------------------------------------------------------------
John D. Willett          Executive Vice President, IM Acquisition, Inc.

                         Executive Vice President, IntelliMark Holdings, Inc.
--------------------------------------------------------------------------------


     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds required to purchase the Common Stock to which this statement relates are expected to be obtained in accordance with the terms of (i) a commitment letter dated June 10, 2002 that IntelliMark entered into with Fleet Capital Corporation as administrative agent and (ii) a commitment letter dated June 7, 2002 that IntelliMark entered into with Charlesbank Equity Fund V, Limited Partnership. If Parent exercises its option to purchase additional shares of Common Stock pursuant to the Stock Option Agreement (described below), approximately $8.3 million will be required; if Parent exercises its option to purchaser the shares beneficially held by the Company's two largest shareholders pursuant to the Shareholders Agreement (described below), approximately $27.2 million will be required.

     Item 4. PURPOSE OF TRANSACTION.

     This Schedule 13D is being filed to report the transactions contemplated by the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement (all as described below), which contemplate a successful tender offer of the Company's Common Stock by IM Merger Corp. Any description of the Merger Agreement, the Stock Option Agreement or the Shareholders Agreement is qualified in its entirety by reference to such documents, which are incorporated herein by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002.

     In accordance with the Agreement and Plan of Merger dated as of June 10, 2002 (the "Merger Agreement") among Parent, IM Merger Corp. (the "Purchaser") and the Company, the Purchaser has offered to purchase all outstanding shares of the Company at $4.00 per share. As part of the transactions, Parent will have the authority to nominate four of the five members of the Company's board of directors. After the tender offer and subsequent merger of the Purchaser with and into the Company, the surviving corporation will take the steps necessary to cause the Common Stock to no longer be quoted on Nasdaq and the Common Stock will be eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Concurrently with the execution and delivery of the Merger Agreement, Parent entered into a Stock Option Agreement dated as of June 10, 2002 (the "Stock Option Agreement") between Parent and the Company. In the Stock Option Agreement, the Company granted to Parent an irrevocable option to purchase a number of newly-issued shares of Company Common Stock equal to 19.9% of the shares of common stock then


                                Page 5 of 9 Pages

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outstanding. This option is only exercisable in the event that (a) more than 60%
but less than 80% of the shares of Common Stock then outstanding have been tendered pursuant to the tender offer; and (b) after exercise of the option, Parent and its affiliates would hold 80% or more of the shares of Common Stock then outstanding.

     Pursuant to the Shareholders Agreement dated as of June 10, 2002 (the "Shareholders Agreement") among Parent, the Purchaser, the Company, J.W.C. Limited Partnership, J.F.R. Limited Partnership, Joseph W. Collard and James F. Robertson, two shareholders that beneficially hold approximately 65% of the Common Stock have agreed (a) to vote their shares in favor of the tender offer and any other matter necessary for the consummation of the tender offer, (b) not to sell or transfer their shares in any way (including appointing other proxies, entering into voting trusts, etc.) during the duration of the Shareholders Agreement, and (c) to tender their shares promptly, and not withdraw any share tendered, unless the tender offer is terminated or has expired. These shareholders have also granted to Parent an irrevocable option to purchase their shares at $4.00 per share, exercisable in certain enumerated circumstances.

     Item 5. INTEREST IN SECURITIES OF THE FUND.

     As a result of the execution of the Stock Option Agreement and the Stockholders Agreement, Parent beneficially owns 8,866,531 shares of Common Stock. These shares represent 71.1% of all shares of Common Stock on a fully-diluted basis. Assuming the exercise of its options under the Stock Option Agreement and the Shareholders Agreement, Parent will have sole voting and dispositive power with respect to these shares. With respect to 6,795,611 of the shares, the individuals and entities currently holding the shares (described in Item 4 above) currently hold sole voting and dispositive power, and will continue to so hold until such option is exercised or until the shares are accepted for payment pursuant to the tender offer.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE FUND.

     Except as set forth herein, to the knowledge of the Purchaser, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among any Purchaser and any other person with respect to any securities of the Company.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     Exhibit A   Agreement and Plan of Merger dated as of June 10, 2002 among
                 IM Acquisition, IM Merger Corp., and Technisource, Inc.
                 (incorporated by reference to the Schedule TO filed by IM
                 Merger Corp. with the Securities and Exchange Commission on
                 June 18, 2002).

     Exhibit B   Stock Option Agreement, dated as of June 10, 2002, between
                 IM Acquisition, Inc. and Technisource, Inc. (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002).

                                Page 6 of 9 Pages

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       Exhibit C    Shareholders Agreement, dated as of June 10, 2002, among IM
                    Acquisition, Inc., IM Merger Corp., Technisource, Inc., J.W.C. Limited Partnership and Joseph W. Collard, and J.F.R. Limited Partnership and James F. Robertson. (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002).

       Exhibit D    Fleet Capital Corporation commitment letter (incorporated
                    by reference to the Schedule TO filed by IM Merger Corp.
                    with the Securities and Exchange Commission on June 18,
                    2002).

       Exhibit E    Charlesbank Equity Fund V, Limited Partnership commitment
                    letter (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange
                    Commission on June 18, 2002).


                                Page 7 of 9 Pages

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                                    Signature
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2002.

IM Acquisition, Inc.


    /s/ James L. Hudson
By: -------------------------------
    Name:  James L. Hudson
    Title: Authorized Signatory



                                Page 8 of 9 Pages


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EXHIBIT INDEX
-------------


Exhibit
Number    Description
------    -----------

  A Agreement and Plan of Merger dated as of June 10, 2002 among IM Acquisition, IM Merger Corp., and Technisource, Inc. (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002).

  B Stock Option Agreement, dated as of June 10, 2002, between IM Acquisition, Inc. and Technisource, Inc. (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002).

  C Shareholders Agreement, dated as of June 10, 2002, among IM Acquisition, Inc., IM Merger Corp., Technisource, Inc., J.W.C. Limited Partnership and Joseph W. Collard, and J.F.R. Limited Partnership and James F. Robertson. (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002).

  D Fleet Capital Corporation commitment letter (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002).

  E Charlesbank Equity Fund V, Limited Partnership commitment letter (incorporated by reference to the Schedule TO filed by IM Merger Corp. with the Securities and Exchange Commission on June 18, 2002).


                                Page 9 of 9 Pages